SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           First Avenue Networks, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    31865X106
                                 (CUSIP Number)


                             Robert A. Grauman, Esq.
                              O'Melveny & Myers LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  31865X106                   13D                   PAGE 2 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Aspen Partners Series A, a series of Aspen Capital Partners, LP

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    13-4118716
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         3,771,463
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         3,771,463
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,771,463
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.89%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                   13D                   PAGE 3 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Aspen Capital LLC

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)   13-4118715
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         3,771,463
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         3,771,463
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,771,463
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.89%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                   13D                   PAGE 4 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Aspen Advisors LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    13-4118717
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF, OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         5,373,858
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         5,373,858
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,373,858
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.54%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                   13D                   PAGE 5 of 10 PAGES
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:

         Nikos Hecht

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)        N/A
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF, OO
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

--------------------------------------------------------------------------------
7.    SOLE VOTING POWER

         0
--------------------------------------------------------------------------------
8.    SHARED VOTING POWER

         5,373,858
--------------------------------------------------------------------------------
9.    SOLE DISPOSITIVE POWER

         0
--------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER

         5,373,858
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,373,858
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.54%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated February 6, 2004 filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners"), Aspen Capital LLC ("Aspen Capital"), Aspen Advisors LLC ("Aspen Advisors"), and Nikos Hecht (each a "Reporting Person," and, collectively "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Company") is hereby amended with respect to the items set forth below. This amendment is being filed to correct an inadvertent error in the number of shares of Common Stock reported as beneficially owned by the Reporting Persons, resulting from delayed notification to the reporting persons of their receipt of a distribution of 71 shares of Common Stock. Capitalized terms used without definition in this
Schedule 13D (Amendment No. 1) have the meanings set forth in the Reporting Persons' Schedule 13D, as originally filed.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth under this item is hereby amended and restated in its entirety as follows:

         Aspen Partners obtained the funds it used to purchase Common Stock and other securities of the Company from capital contributions by its partners. The aggregate purchase price for the 2,597,080 shares of Common Stock and 1,174,383 warrants held by Aspen Partners and beneficially owned by the other Reporting Persons was $6,037,454 (exclusive of brokerage fees and commissions). Of such amount, $4,553,876 was the net acquisition cost of $17,347,000 aggregate principal amount of the Company's 14% Senior Notes due 2007 (the "Old Notes"). Aspen Partners subsequently exchanged the Old Notes for 2,184,976 shares of Common Stock pursuant to the Company's plan of reorganization under Chapter 11 of the Bankruptcy Code. 2,092,290 such shares were issued to Aspen Partners upon confirmation of the plan in December 2001 and 92,634 shares and 52 shares were issued to Aspen Partners on December 23, 2003 and January 29, 2004, respectively, as final distributions under the plan, without payment of additional consideration. The remaining $1,483,578 was paid by Aspen Partners to purchase 412,104 additional shares of Common Stock and 412,104 additional warrants (the "New Warrants") from the Company at $3.60 per share of Common Stock and accompanying New Warrant in a private offering on January 28, 2004. The amounts paid by Aspen Partners to acquire Common Stock and New Warrants do not include the purchase price for $2,121,021 aggregate principal amount of the Company's 9% Senior Secured Notes (the "Senior Secured Notes") that Aspen Partners purchased at par in December 2001 in connection with the confirmation of the Company's plan of reorganization. As additional consideration for the purchase of the Senior Secured Notes, the Company issued 762,279 Class A Common Stock Purchase Warrants (the "Class A Warrants") to Aspen Partners.

         All funds used by Aspen Advisors to purchase Common Stock and other securities of the Company for its managed accounts were client funds provided to Aspen Advisors pursuant to its management arrangements with its clients. The aggregate purchase price for the 1,104,638 shares of Common Stock and 497,757 warrants held by client accounts managed by Aspen Advisors and beneficially owned by Aspen Advisors and Mr. Hecht was $2,559,545 (exclusive of brokerage fees and commissions.) Of such amount, $1,643,350 was the net acquisition cost of $6,405,000 aggregate principal amount of Old Notes that Aspen Advisors purchased for the accounts of certain of such clients. The accounts subsequently exchanged the Old Notes for 806,742 shares of Common Stock pursuant to the Company's plan of reorganization under Chapter 11 of the Bankruptcy Code. 772,522 such shares were issued to the accounts upon confirmation of the plan in December 2001 and 34,201 shares and 19 shares were issued to the accounts on December 23, 2003 and January 29, 2004, respectively, as final distributions under the plan, without payment of additional consideration. The remaining $916,195 was paid by client accounts to purchase 85,000 shares of Common Stock in open market transactions in November 2003 for $149,773 and 212,896 shares of Common Stock and 212,896 New Warrants from the Company at $3.60 per share of Common Stock and accompanying New Warrant in a private offering on January 28, 2004. Amounts paid by Aspen Advisors' client to purchase Common Stock and New Warrants do not include the purchase price for $752,128 aggregate principal amount of the Company's Senior Secured Notes that certain accounts purchased at par in December 2001 in connection with the confirmation of the Company's plan of reorganization. As additional consideration for the purchase of the Senior Secured Notes, the Company issued 284,861 Class A Warrants to these accounts.

Item 5.  Interest in Securities of the Issuer

The information set forth under this item is hereby amended and restated in its entirety as follows:

         As of the date of this Schedule 13D (Amendment No. 1), Aspen Partners is the beneficial owner of 3,771,463 shares of the Company's Common Stock, constituting approximately 16.89% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,160,856 shares of Common Stock outstanding (comprising 20,049,745 outstanding shares, as represented by the Company in the Common Stock and Warrant Purchase Agreement described in Item 6 of the Reporting Persons' Schedule 13D dated February 6, 2004, plus 1,111,111 shares issued by the Company on January 28, 2004 pursuant to such agreement to certain purchasers, including the Reporting Persons), 1,174,383 shares issuable upon exercise of warrants held by Aspen Partners. Of the 3,771,463 shares beneficially owned by Aspen Partners, 2,597,080 shares are issued and outstanding, 762,279 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and 412,104 shares are issuable upon the exercise of New Warrants held by Aspen Partners. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         As of the date of this Schedule 13D, Aspen Advisors is the beneficial owner of 5,373,858 shares of the Company's Common Stock, constituting approximately 23.54% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,160,856 shares of

Common Stock outstanding (determined as described in the preceding paragraph), 1,672,140 shares issuable upon exercise of warrants held by Aspen Partners and private clients of Aspen Advisors. Of the 5,373,858 shares beneficially owned by Aspen Advisors, 3,701,718 shares are issued and outstanding, 1,047,140 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and such clients and 625,000 shares are issuable upon the exercise of New Warrants held by Aspen Partners and such clients. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Common Stock and warrants held by Aspen Partners and the private clients, and Mr. Hecht is the managing member of Aspen Capital and of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock and warrants held by Aspen Partners and the private clients of Aspen Advisors.

         During the 60 days preceding the filing of their original Schedule 13D, the Reporting Persons and, to their knowledge, the executive officers and directors of the Reporting Persons, have not engaged in any transactions in the Common Stock except the following:

         o On December 23, 2003, the Company issued to Aspen Partners and to certain of Aspen Advisors' private clients 92,634 shares and 34,201 shares, respectively, in connection with final distributions of Common Stock pursuant to the Company's plan of reorganization. The Reporting Persons did not pay any additional consideration for such shares.

         o On January 28, 2004, pursuant to the Common Stock and Warrant Purchase Agreement described in Item 6, below, Aspen Partners and private clients of Aspen Advisors purchased 625,000 shares of Common Stock and 625,000 New Warrants at a purchase price of $3.60 per share and accompanying New Warrant. Aspen Partners purchased 412,104 shares and 412,104 New Warrants and Aspen Advisors' private client purchased 212,896 shares and 212,896 New Warrants.

         o On January 29, 2004 the Company issued to Aspen Partners and to certain of Aspen Advisors' private clients 52 shares and 19 shares, respectively, in connection with final distributions of Common Stock pursuant to the Company's plan of reorganization. The Reporting Persons did not pay any additional consideration for such shares. The Reporting Persons were not informed by their custodian that such 71 additional shares had been credited to their accounts until February 26, 2004.

         The amounts acquired by Aspen Partners and private clients of Aspen Advisors in the transactions described in Items 3 and 5, reflect the subsequent allocation of shares acquired by Aspen Partners to managed accounts established for certain limited partners.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information appearing in this Item is hereby amended by the addition of the following information:

         The 71 additional shares of Common Stock issued to the Reporting Persons are Registrable Securities under the Amended and Restated Registration Rights Agreement of the Company.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 4, 2004


                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By:  ASPEN CAPITAL LLC,
                                            its general partner


                                       By:  /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member



                                       ASPEN CAPITAL LLC


                                       By:  /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member



                                       ASPEN ADVISORS LLC


                                       By:  /s/ NIKOS HECHT
                                            ------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member



                                            /s/ NIKOS HECHT
                                            ------------------------------------
                                            Nikos Hecht